April 12, 2005


Mail Stop 4-8

Christopher Carey
Chief Financial Officer
City National Corporation
400 North Roxbury Drive
Beverly Hills, California 90210

Re:	Form 10-K
	Filed March 15, 2005
	File No. 001-10521

Dear Mr. Carey:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting for Derivatives and Hedging Activity - page A-6
1. Please revise your disclosures for your fair value and cash flow hedges as follows:
* Describe how and when you test your hedges to determine that they meet the criteria for initial and subsequent period hedge accounting;
* Disclose where you report realized and unrealized gains and losses on hedges and hedged items in your statement of income; and
* Specifically disclose the hedged item for each of your hedges.

Supplementally provide us with your proposed disclosures.

Provision for Credit Losses - page A-13
2. We note that you have not recorded a provision for credit loss since the second quarter of 2003. Please revise your discussion of the results of operations in MD&A to specifically discuss the changes in asset quality, to explain how those changes have affected your allowance for loan losses and the provision for credit losses and to discuss the related trends on income.


* * * * *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Michael Volley, Staff Accountant, at (202)
824-
5568 or me at (202) 942-1782 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Christopher Carey
City National Corporation
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